PRICING SUPPLEMENT	Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-255070
Dated September 22, 2021

$225,000,000

CoreCivic, Inc.
8.25% Senior Notes due 2026
September 22, 2021

The information in this pricing supplement (this “Pricing Supplement”) supplements CoreCivic, Inc.’s preliminary prospectus supplement dated September 22, 2021 and the accompanying prospectus (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Supplement is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement (including the documents incorporated by reference therein). As described in the Preliminary Prospectus Supplement under “Description of Notes,” the 8.25% Notes due 2026 offered by the Preliminary Prospectus Supplement and the Prospectus constitute a further issuance of, and a single series with, CoreCivic, Inc.’s outstanding 8.25% Notes due 2026, of which $450,000,000 aggregate principal amount was issued on April 14, 2021.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	CoreCivic, Inc. (the “Issuer”)

Guarantors:	ACS Corrections of Texas, L.L.C.
Avalon Corpus Christi Transitional Center, LLC
Avalon Correctional Services, Inc.
Avalon Transitional Center Dallas, LLC
Avalon Tulsa, L.L.C.
Carver Transitional Center, L.L.C.
CCA Health Services, LLC
CCA International, LLC
CCA South Texas, LLC
CoreCivic, LLC
CoreCivic Government Solutions, LLC
CoreCivic of Tallahassee, LLC
CoreCivic of Tennessee, LLC
CoreCivic TRS, LLC
Correctional Alternatives, LLC
Correctional Management, Inc.

EP Horizon Management, LLC
Fort Worth Transitional Center, L.L.C.
Green Level Realty LLC

National Offender Management Systems, LLC
Prison Realty Management, LLC
Recovery Monitoring Solutions Corporation
Rocky Mountain Offender Management Systems, LLC
Southern Corrections Systems of Wyoming, L.L.C.
Technical and Business Institute of America, LLC
Time to Change, Inc.
TransCor America, LLC
Turley Residential Center, L.L.C.

Title of Securities:
8.25% Senior Notes due 2026 (the “Notes”). The Notes will be part of the same series as the $450,000,000 aggregate principal amount of 8.25% Senior Secured Notes due 2026 issued and sold by the Issuer on April 14, 2021.

Offering Format:	SEC registered

Aggregate Principal Amount:	$225,000,000

Maturity Date:	April 15, 2026

Issue Price:	102.25%, plus accrued interest from April 14, 2021 to, but excluding, the Settlement Date

Coupon:	8.25%

Yield to Maturity:	7.65%

Gross Proceeds:	$230,062,500, excluding interest deemed to have accrued from April 14, 2021 to, but excluding, the Settlement Date

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2021

Record Dates:	April 1 and October 1 of each year

Optional Redemption:
At any time prior to April 15, 2024, the Issuer may redeem all or part of the Notes at a “make-whole” redemption price equal to the greater of (1) 100% of the aggregate principal amount of the Notes to be redeemed; and (2) as determined by an Independent Investment Banker, the sum of the present values as of such redemption date of (i) the redemption price of the Notes on April 15, 2024 (set forth in the immediately following paragraph) and (ii) the remaining scheduled payments of interest on the Notes to be redeemed through April 15, 2024 (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate for the Notes +50 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

On or after April 15, 2024, the Notes are redeemable at the election of the Issuer, in whole or in part, at a redemption price (expressed as percentages of the principal amount thereof) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning on April 15 of each of the years indicated below:

	2024	104.125%
	2025 and thereafter	100%

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the period from the redemption date to April 15, 2024 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (“Remaining Life”).

Change of Control:	Putable at 101% of aggregate principal amount, plus accrued and unpaid interest.

Trade Date:	September 22, 2021

Settlement Date:
September 29, 2021 (T+5)

We expect that delivery of the Notes will be made to investors on or about September 29, 2021, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Lead Left Underwriter:	Imperial Capital, LLC

Joint Lead Arranger:	StoneX Financial Inc.

Co-Manager:	Wedbush Securities Inc.

Use of Proceeds:
The net proceeds from this offering are expected to be used for general corporate purposes, which may include purchasing the Issuer’s existing $174.0 million principal amount of 4.625% senior notes due 2023, and/or the Issuer’s existing $250.0 million principal amount of 4.75% senior notes due 2027, in each such case, in open market or privately negotiated transactions, and/or repayment of amounts outstanding under the Issuer’s revolving credit facility, Term Loan A or Term Loan B. To the extent the Issuer repays amounts outstanding under its revolving credit facility, such amounts may be reborrowed.

CUSIP/ISIN Numbers:	21871NAB7 and US21871NAB73

Denominations/Multiple:	$2,000 x $1,000

The Issuer has filed a registration statement (including a prospectus) dated April 6, 2021, and a Preliminary Prospectus Supplement, dated September 22, 2021, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors, and this offering. You may get these documents, free of charge, by visiting the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Imperial Capital at (310) 246-3700.

This communication is neither an offer to sell nor a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.